February 23, 2009                                                          NR 09-5

Animas Resources Drills 26.6 Meters of 1.405 gpt gold in the Santa Teresa District

Aninmas Resources (TSX.V: ANI) is pleased to announce gold assay results from eight of the remaining eleven holes of the 2008 core drilling program completed on the Company’s 100% owned Santa Gertrudis Property in northern Sonora, Mexico. Highlights of this Santa Teresa drilling program include an intercept of 26.6 meters at 1.405 grams gold per tonne, plus many other gold mineralized intercepts.

These results include four core holes (ARPR-001, 002, 003, and 003A) totaling 509.10 meters from the Pininole Este area, two core holes (ARST-001 and 002) in the Sta. Teresa area, and two reverse circulation holes (ARGA-001 and 002) in the Gravas area. Significant intervals of more than 1.5 meters that average greater than 0.10 grams of gold per tonne are tabulated below.

Area	Drill hole	Bearing	Inclination	Depth meters	From meters	To meters	Width meters	Au grade gpt Au
Pirinola Este	ARPR-001	S10W	-60	190.00	57.30	58.20	0.90	1.015
					137.25	141.75	4.50	0.195
	ARPR-002	S10W	-60	200.00	44.40	46.60	2.20	1.370
	ARPR-003	S10W	-60	55.10	NSA
	ARPR-003A	S10W	-60	130.50	88.50	109.50	21.00	0.446
Sta. Teresa	ARST-001	S45E	-60	243.30	98.60	100.10	1.50	3.04
					128.80	133.55	4.75	0.793
	ARST-002	S35E	-65	155.50	21.85	24.60	2.75	1.091
					81.20	84.20	3.00	0.923
					90.20	116.40	26.60	1.405
Gravas	ARGA-001		-90	150.00	81.00	84.00	3.00	0.243
	ARGA-002		-90	237.00	NSA

  Note-NSA is no significant gold assays

The two Sta. Teresa holes were drilled to test extensions of mineralization in historic Roca Roja holes that contain several meters of >1.0 gpt Au.  Both holes encountered significant gold mineralization and associated trace elements, the most significant of which is a 26.60 meter interval of 1.405 gpt Au that contains 8.15 meters that average 3.88 gpt Au.

Of the four holes drilled at Pirinola Este, drill hole ARPR-003 was terminated short of its objective and was redrilled as ARPR-003A.  These holes demonstrate an eastward extension of the Pirinola mineralization and off-set a historic drill hole that contained 0.40 to >1.0 grams of gold per tonne Au in several intervals.  Two holes of the four holes encountered narrow intervals of >1.0 grams of gold per tonne while PR-003A contains a 21 meter interval of nearly a half of gram of gold per tonne.  This better mineralized interval also contains a broader zone of anomalous arsenic with associated antimony and zinc.

The two Gravas holes were drilled through alluvial cover to test a large magnetic anomaly west of the mine area.  Hole GA-001 contains a narrow interval of anomalous gold and both holes contain erratic weakly anomalous arsenic and zinc.  While neither hole encountered significant mineralization there is sufficient encouragement that additional investigation in the area may define additional targets.

“The elevated grades at Santa Teresa are encouraging for both the near surface oxide potential of this deposit in the Amelia / Lixivian area. The trace element halos are consistent with the interpretation that much of the gold mineralization is zoned away from thermal centers.  Drilling to date has tested some mineralization extensions down dip and along strike, and it has also provided sound information on the controls of gold mineralization at Santa Gertrudis.  Planning for our next round of drilling to find larger gold occurrences will be guided by the results from this drilling, the existence of the relevant trace elements, the new surface geologic maps and extensive geophysical survey data,” said Gregory E. McKelvey, President Animas Resources Ltd.

Split core samples were prepared and analyzed at Skyline Assayers & Laboratories in Tucson, Arizona and at Assayers Canada in Vancouver, British Columbia. Prepared standards and duplicates were inserted at the project site to monitor the quality control of the assay data. Analyses for gold was by one assay ton fire assay with an AA finish (Skyline’s FA-1 procedure), and an additional one assay ton gravimetric fire assay for samples containing more that 3 gpt Au in the original assay (Skyline’s FA-3 procedure). Multi-element analyses were by Aqua Regia leach analyzed by ICP/OES for 34 elements (Skyline’s TE-2 procedure).  The quality assurance program is continually reviewed by Dr. Roger Steininger, an independent Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

Drill intersections described in the news release are based on core lengths and may not reflect the true width of mineralization.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis gold deposits and prospects within a 624 square kilometer land holding. The Company also controls the 294 square kilometer Shirley exploration concession in the Bacanuchi area of Northern Mexico. Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content.  The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future press releases at www.animasresources.com.

“Gregory E. McKelvey”

____________________

Gregory E. McKelvey, President & Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators(available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected